BOWLERO CORP.

7313 Bell Creek Road

Mechanicsville, Virginia 23111

October 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg and Lilyanna Peyser

Bowlero Corp.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the post-effective amendment to the above-captioned Registration Statement on Form S-1, as amended, file No. 333-262179 (the “Form S-1”) of Bowlero Corp. (the “Company”) be accelerated to October 17, 2022 at 4:00 p.m., Eastern Standard Time, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Form S-1. If you have any questions regarding the foregoing, please contact David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

*       *       *

Very truly yours,

By:	/s/ Jason Cohen
Name: Jason Cohen Title: Chief Legal Officer

[Signature Page to Acceleration Request]